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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             WONDERWARE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             WONDERWARE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  978179 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ROY H. SLAVIN
                             CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WONDERWARE CORPORATION
                              100 TECHNOLOGY DRIVE
                            IRVINE, CALIFORNIA 92618
                                 (714) 727-3200
                 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                             D. BRADLEY PECK, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 550-6000

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1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Wonderware Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 100 Technology Drive, Irvine, California 92618.

     The title of the class of equity securities to which this statement relates is Common Stock, $.001 par value, of the Company, including the associated preferred stock purchase rights (collectively, the "Shares").

2. TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer (the "Offer") of WDR Acquisition Corp., a Delaware corporation ("Offeror") and an indirect wholly owned subsidiary of Siebe plc, a public limited company organized under the laws of the United Kingdom ("Siebe" or "Parent"), as disclosed in the joint press release issued by the Company and Siebe on February 24, 1998, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference (the "Press Release"). Offeror has made the Offer to purchase all of the outstanding Shares at a price of $24.00 per Share, net to the seller in cash, subject to certain conditions therein. The Offer is being made by Offeror pursuant to an Agreement and Plan of Merger (the "Merger Agreement") entered into on February 24, 1998 between the Company, Parent, the Offeror and WDR Sub Corp., a Delaware corporation and wholly owned subsidiary of Offeror ("Merger Sub").

     Parent's Schedule 14D-1 states that the address of the principal executive offices of Parent is Saxon House, 2-4 Victoria Street, Windsor, Berkshire SL4 1EN, United Kingdom and that the principal executive offices of Offeror and Merger Sub are located at 1013 Centre Road, Wilmington, Delaware 19805.

3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) (i) ARRANGEMENTS WITH THE COMPANY'S EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

     (1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Proxy Statement in connection with the Company's 1997 Annual Meeting of Stockholders under the sections therein entitled "Executive Compensation," "Stock Option Grants and Exercises," "Employment Agreements," "Compensation Committee Report," "Option Repricing Information" and "Certain Transactions." The Proxy Statement is filed as Exhibit 99.2 hereto and is incorporated herein by reference. A copy of relevant portions of pages 9-17 of the Proxy Statement, which are incorporated by reference herein, are submitted with this Schedule as part of Exhibit 99.2. In addition, a copy of the Company's Employment Agreement with Roy H. Slavin, the Company's Chairman of the Board, President and Chief Executive Officer (the "Slavin Employment Agreement"), is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

     (2) The Company also maintains a bonus program for its executive officers based on the achievement of annual financial performance targets and other management objectives which are established annually, but which are subject to adjustment by the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") as it deems appropriate. Although the Compensation Committee has not established specific criteria for 1998 bonus awards, it has established the following target bonus levels: 45% of salary for the Chief Executive Officer, 30% of salary for Vice Presidents, and 15% of salary for director-level and other key employees. In addition, the Company has adopted a bonus program applicable to all employees that would provide a bonus of 11% of base salary if the Company attains sales of at least $111 million and earnings per share of at least $1.11.

     (3) Under the Slavin Employment Agreement, as modified on August 15, 1996 by action of the Compensation Committee, if Mr. Slavin ultimately does not realize a gain of $1,250,000 or more from outstanding options to purchase 100,000 shares of Common Stock with a current exercise price of $9.75 per share, then the Company will pay him, as additional compensation, the difference between the amount

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realized by Mr. Slavin and $1,250,000. If the Offer and the Merger are
consummated at $24.00 per share, no payment by the Company will be required.

     (4) On January 2, 1997, the Compensation Committee granted to each of Sam Auriemma, the Company's Vice President, Finance and Chief Financial Officer; Joe Cowan, the Company's Vice President, Sales and Marketing; Jeff Kissling, the Company's Vice President, Development; and Victoria Stowe, the Company's Vice President, Wonderware Studios, an option to purchase 10,000 shares at an exercise price of $8.82 per share (the fair market value of the Common Stock on the date of grant) under the Company's 1997 Stock Option Plan (the "Option Plan"). In addition, the Compensation Committee granted to each of the Company's employees, including the executive officers (Messrs. Slavin, Auriemma, Cowan and Kissling and Ms. Stowe), on January 3, 1997 an option to purchase 97 shares at an exercise price of $9.00 per share (the fair market value of the Common Stock on the date of grant) under the Option Plan.

     (5) On March 10, 1997, the Compensation Committee granted to each of Messrs. Auriemma, Cowan and Kissling an option to purchase 45,000 shares and to Ms. Stowe an option to purchase 10,000 shares, at an exercise price of $9.57 per share (the fair market value of the Common Stock on the date of grant) under the Option Plan.

     (6) On May 12, 1997, each of the directors who were not employed by the Company (Rigdon Currie, Harvard Hill, Jay Kear, John Rehfeld and Kenneth Smith) received an option to purchase 10,000 shares at an exercise price of $9.75 per share (the fair market value of the Common Stock on the date of grant) under the Company's 1994 Non-Employee Directors Stock Option Plan.

     (7) On October 27, 1997, the Compensation Committee modified the Company's severance protection arrangements with respect to the Company's executive officers. As modified, these arrangements provide that each officer will receive one times his or her average annual compensation (salary and bonus) over the prior three years in the event the officer is terminated other than for cause (except that in the case of the Chief Executive Officer the amount is two times his average annual compensation). If there is a change in control of the Company and the officer decides not to continue his employment with the Company, the officer will receive two times his or her average annual compensation over the prior three years (except in the case of the Chief Executive Officer, the amount is 2.99 times his average annual compensation). All unvested stock options held by the officers vest immediately upon a change in control.

     (8) On January 12, 1998, the Compensation Committee granted to each of Messrs. Auriemma, Cowan and Kissling and Ms. Stowe an option to purchase 5,000 shares, at an exercise price of $12.75 per share (the fair market value of the Common Stock on the date of grant) under the Option Plan. On that date, the Compensation Committee also granted to Mr. Slavin an option to purchase 100,000 shares at an exercise price of $12.75 per share under the Option Plan.

     (9) On February 24, 1998, each of Messrs. Slavin, Auriemma, Cowan and Kissling and Ms. Stowe entered into a consulting agreement with the Company that becomes effective upon consummation of the Offer. These agreements were made at the request of Parent as a condition to, and inducement for entering into the Merger Agreement. Each consulting agreement provides that if the executive officer resigns, from the Company, he or she agrees to perform certain consulting services for the Company for two years for annual compensation of $25,000. During the term of the consulting agreement, the consultant will not be permitted, directly or indirectly, to compete with the Company or any other Competing Enterprise (as defined in the consulting agreement). The consulting agreement with Mr. Kissling also provides for a $60,000 initial fee upon consummation of the Offer. The form of consulting agreement is filed as Exhibit
99.4 hereto and is incorporated herein by reference.

     (10) On February 24, 1998, Mr. Kissling agreed to forfeit options to purchase up to 4,000 shares of Common Stock, if as a result of the Offer or the Merger, he would be deemed to have received any "excess parachute payments" in connection with stock options that he holds. A copy of this agreement is filed as Exhibit 99.5 hereto and incorporated herein by reference.

     (11) Commencing on February 18, 1998, representatives of Parent met separately with members of senior management to discuss Parent's desire to ensure that such senior managers and other significant
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employees of the Company would continue with the Company following the acquisition. These discussions continued through February 23, 1998. Although the parties did not reach any legally binding obligation regarding employment arrangements and benefits for senior management and significant employees of the Company following the acquisition, the parties each acknowledged that they currently expected that Messrs. Slavin, Auriemma, Cowan and Kissling, Ms. Stowe, and Pankaj Mody, the Company's Chief Technology Officer (each an "executive" and collectively, the "executives"), would be offered employment following the acquisition on substantially the terms described below.

     The parties currently expect that each of the executives will enter into new three-year employment agreements following the acquisition, which will provide for salary and annual bonus compensation on the same terms as are in place for the current year, and retention bonuses which would vest and become payable over the three-year term of the employment agreements (subject to forfeiture if an executive's employment is terminated for cause or if the executive resigns prior to the end of the three-year term). It is currently anticipated that the aggregate retention pool to be allocated among the executives will be approximately $2 million for the first fiscal year during the employment term, approximately $3 million for the second year, and approximately $3.4 million for the third year. It is currently anticipated that the aggregate retention bonus pool for each year will be allocated among the six executives so that Mr. Slavin receives approximately 50% of the total pool, Messrs. Auriemma, Cowan, and Kissling and Ms. Stowe each receives approximately 11% and Mr. Mody receives approximately 6%.

     In addition, it is currently anticipated that each of the executives, and approximately twenty other key employees to be designated by Mr. Slavin ("key employees" and collectively with the executives, the "Holders"), will be entitled to participate in two phantom stock plans pursuant to which all of the Holders will be granted phantom units, which will vest over a three-year period (subject to forfeiture if the Holder's employment is terminated for cause or if the Holder resigns prior to the end of the third year). Of the total number of units to be granted to the Holders under each plan, it is currently anticipated that Mr. Slavin will receive approximately one-third, Messrs. Auriemma, Cowan and Kissling and Ms. Stowe will each receive approximately 7%, Mr. Mody will receive approximately 4%, and the key employees will receive in the aggregate the remaining approximately one-third. The value attributed to units granted under the plans is expected to be determined under two formulae which would be intended to represent the notional increase in the value of the Company over the first three years following the Effective Time. The formula that is expected to be used under one of the plans would compare the value of the Company immediately before the announcement of the Offer with a proposed multiple of Company revenues. The formula expected to be used with the second plan would compare an adjusted pre-Offer value of the Company with a proposed multiple of the Company's earnings before interest and taxes. The ultimate value of awards under the two plans would together represent 7.5% of the notional increase in Company value during the three-year period as determined under the revenue- and earnings-based formulae.

     (ii) ARRANGEMENTS WITH THE BIDDER, ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

     (1) In connection with granting Parent and its representatives access to certain confidential information of the Company, Parent executed a Confidentiality Agreement with the Company, dated February 17, 1998 (the "Confidentiality Agreement"). A copy of the Confidentiality Agreement is filed as Exhibit 99.6 hereto and is incorporated herein by reference. The Confidentiality Agreement provides, among other things, that for a period of eighteen months, (a) Parent will not make any public announcement with respect to, or submit any proposal for, a transaction between the Company or any of its security holders and Parent or any of its affiliates (other than in the ordinary course of business), unless such proposal is directed and disclosed solely to management of the Company or its designated representatives and the Company shall have requested in advance in writing, the submission of such proposal and
(b) unless the Company shall have consented in advance in writing, Parent and its successors will not directly or indirectly, by purchase or otherwise, acquire, offer to acquire, or agree to acquire, ownership of any securities or direct or indirect rights (including convertible securities) or options to acquire such ownership of any securities of the Company or any of its affiliates (or act in concert with others with respect thereto) or otherwise seek to influence or control the management or policies of the Company or any of its affiliates. The Company waived these provisions with

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respect to the Offer and the Merger (or Subsequent Merger), and such restrictions shall not apply following consummation of the Offer.

     (2) On February 24, 1998, the Company entered into the Merger Agreement with Parent, Offeror and Merger Sub. The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.7 hereto and incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

     The Offer. The Merger Agreement provides for the commencement of the Offer not later than five business days after the execution of the Merger Agreement, provided that certain of the conditions to the Offer set forth below have not occurred. Parent, Offeror and the Company are required to take all action as may be necessary or appropriate in order to effectuate the Offer and the Merger as promptly as possible and to carry out the transactions provided for or contemplated by the Merger Agreement.

     Offeror will not be required to commence or continue the Offer or accept for payment, purchase or pay for any Shares tendered, or may postpone the acceptance, purchase or payment for Shares, or may amend (to the extent permitted by the Merger Agreement) or terminate the Offer (1) if Shares representing less than a majority of all Shares on a fully diluted basis are tendered and not withdrawn as of the expiration of the Offer; (2) if any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott-Rodino Act") in respect of the Offer shall not have expired or have been terminated prior to the expiration of the Offer (provided, however, that Offeror will extend the expiration date of the Offer from time to time until May 31, 1998, if, when and as necessary to satisfy any request by the Federal Trade Commission or the U.S. Department of Justice under the Hart-Scott-Rodino Act); or (3) if, at any time on or after February 24, 1998 and prior to the time of payment for any such Shares (whether or not any Shares have been accepted for payment or paid for pursuant to the Offer), any of the following events shall have occurred (each of paragraphs (a) through (i) providing a separate and independent condition to Offeror's obligations pursuant to the Offer):

          (a) the Company or any subsidiary of the Company shall have authorized, recommended or proposed, or shall have announced an intention to authorize, recommend or propose, or shall have entered into an agreement or agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition or disposition of a material amount of assets or securities or any material change in its capitalization, the Company's Board of Directors shall have withdrawn or adversely modified (including by amendment to this Schedule) its favorable recommendations with respect to the Offer and the Merger or any corporation, entity, "group" or "person" (as defined in the Exchange
     Act) other than Parent, Offeror or Merger Sub, shall have acquired beneficial ownership of more than 50% of the outstanding Shares;

          (b) the Company or any of its subsidiaries shall have authorized, recommended or proposed, or shall have announced an intention to authorize, recommend or propose, or shall have entered into an agreement or agreement in principle with respect to, any release or relinquishment of any material contract rights not in the ordinary course of business, which release or relinquishment would have a material adverse effect on the financial condition, properties, business, or results of operations of the Company or the Surviving Corporation, and their respective subsidiaries, taken as a whole (a "Company Material Adverse Effect");

          (c) there shall be instituted or pending any action, litigation, proceeding, investigation or other application before any court of competent jurisdiction or other governmental entity by any governmental entity that is reasonably likely to: (i) result in a restriction or prohibition on the consummation of the transactions contemplated by the Offer or the Merger; (ii) prohibit, or impose any material limitations on Offeror's or Merger Sub's ownership or operation of all or a material portion of their or the Company's business or assets, or compel Offeror or Merger Sub to dispose of or hold separate all or a material portion of Offeror's or Merger Sub's or the Company's business or assets; (iii) make the acceptance for payment of, purchase of, or payment for, some or all of the Shares illegal or rendering Offeror or Merger Sub unable to, or restricting or prohibiting the ability of Offeror or Merger Sub to, accept for payment,
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     purchase or pay for some or all of the Shares; or (iv) impose material limitations on the ability of Offeror or Merger Sub effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the stockholders of the Company;

          (d) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed to or become applicable to the Offer or the Merger that results in any of the consequences referred to in clauses (i) through (iv) of paragraph (c) above;

          (e) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over the counter market in the United States or on the London Stock Exchange, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the United Kingdom, (iii) the commencement of war, armed hostilities or other military action, or other international or national calamity, having a Company Material Adverse Effect, (iv) any limitation of any governmental authority on, or any other event which might materially adversely affect, the extension of credit by banks or other lending institutions in the United States or the United Kingdom, (v) from the date of the Merger Agreement through the close of business on the business day immediately prior to the date of termination or scheduled expiration of the Offer, a decline of at least 25% in the Standard & Poor's 500 Index, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (f) except as set forth in the Company's reports, proxy statements, registration statements and other documents filed with the Securities and Exchange Commission (the "Commission") prior to February 24, 1998 or the disclosure schedule to the Merger Agreement, any change shall have occurred which individually or in the aggregate had, is continuing to have, or is reasonably likely to have, a Company Material Adverse Effect;

          (g) the representations and warranties of the Company in the Merger Agreement shall not have been true and correct in all material respects when made, or the Company shall not have performed in all material respects each material covenant and complied with each material agreement to be performed and complied with by it under the Merger Agreement, provided that if the breach of any such covenant or agreement is cured within five calendar days after notice by Offeror of its intent to terminate the Offer or if the breach shall not have a Company Material Adverse Effect or a material adverse effect on the ability of Parent or Offeror to consummate the Offer, the Merger, or the transactions contemplated by the Merger Agreement, Offeror shall not terminate the Offer;

          (h) the Company and Offeror shall have reached an agreement or understanding regarding termination of the Offer or the Merger Agreement shall have been terminated in accordance with its terms; or

          (i) all governmental consents required to be obtained in connection with the purchase of Shares pursuant to the Offer shall not have been obtained or any governmental agency shall have announced an intention to seek to prohibit or interfere with the purchase of Shares pursuant to the Offer.

     The Merger. The Merger Agreement provides that, as soon as practicable after expiration of the Offer and the receipt of any required approvals and adoption of the Merger Agreement by the stockholders of the Company, to the extent required by the Delaware General Corporation Law (the "Delaware Law"), and the satisfaction or waiver, if possible, of certain other conditions contained in the Merger Agreement, Merger Sub (or another direct or indirect Delaware subsidiary of Parent) will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") in the Merger under the corporate name it possesses immediately prior to the effective time of the Merger (the "Effective Time"). Notwithstanding the foregoing, the parties to the Merger Agreement have agreed that Offeror may revise the structure of the Merger (including merging the Company into Merger Sub or merging the Company with or into another direct or indirect wholly owned subsidiary of Parent) provided that any such restructuring does not adversely affect the stockholders of the Company or cause the Company to breach its representations and warranties under the Merger Agreement.

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     In the Merger Agreement, the Company has agreed, if required by the
Delaware Law, in order to consummate the Merger, to take all action necessary in accordance with the Delaware Law to convene a meeting of its stockholders promptly following consummation of the Offer for the purpose of considering and approving the Merger. The Company, acting through its Board of Directors, has further agreed that if a stockholders' meeting is convened, the Board of Directors shall recommend that stockholders of the Company vote in favor of the Merger and that such recommendation shall not be withdrawn or adversely modified except by resolution of the Board of Directors adopted in the exercise of applicable fiduciary duties upon the advice of counsel. In the event that proxies are to be solicited from the Company's stockholders, the Company shall, if and to the extent requested by Offeror, subject to the exercise by the Company's Board of Directors of its fiduciary duties, use its best efforts to solicit from stockholders of the Company proxies in favor of the Merger, and to take all other reasonable action necessary or, in the opinion of Offeror, helpful to secure a vote of stockholders in favor of the Merger. At any such meeting, all of the Shares then owned by Offeror and by any of its subsidiaries and by the Company will be voted in favor of the Merger for which proxies in the form distributed by the Company will have been given, and with respect to which no contrary direction by the Board of Directors will be made.

     At the Effective Time, each Share issued and outstanding immediately prior thereto shall be cancelled and extinguished and each Share (other than Shares held in the treasury of the Company, Shares held by Parent or any subsidiary thereof, and Shares with respect to which appraisal rights are properly exercised ("Dissenting Shares")) shall, by virtue of the Merger and without any action on the part of Offeror, the Company or the holders of the Shares, be converted into the right to receive the Offer Price upon the surrender of the certificate formerly representing such Share. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of Offeror, Merger Sub, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued and outstanding share of common stock of the Surviving Corporation. In the Merger Agreement, the Company has agreed that, on or before the Effective Time, each holder of an outstanding option to purchase Shares (collectively the "Options") whether held under any employee or non-employee compensation plan or arrangement of the Company or other agreement or arrangement, whether or not then exercisable, shall become fully exercisable and vested, and in lieu of exercising such Options, the holders of Options shall, upon surrender for cancellation of the same to the Company on or before the Effective Time, be entitled to receive from the Company for each Share subject to such Option an amount in cash equal to the excess, if any, of (a) the product of the number of Shares covered by such Options multiplied by the Offer Price, over (b) the product of the number of Shares covered by such Options multiplied by the per-Share exercise price payable upon exercise, subject to any required withholding taxes, and such Options will be cancelled. The Company has agreed in the Merger Agreement that, on or before the Effective Time, it shall use its best efforts to obtain consents from certain optionees to the cancellation of their Options and to make any changes in the Company's benefit plans or rights granted thereunder that are necessary.

     Conditions to the Merger. The obligations of the parties to effect the Merger following completion of the Offer are subject to the following conditions:

     - The Merger shall have been approved and adopted by the vote of the stockholders of the Company to the extent required by the Delaware Law;

     - All waiting, review and investigation periods (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Act shall have expired or been terminated;

     - There shall have been no law, statute, rule or order, domestic or foreign, enacted or promulgated which would make consummation of the Merger illegal; and

     - No injunction or other order entered by a United States (state or federal) court of competent jurisdiction shall have been issued and remain in effect which would prohibit consummation of the Merger.

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     Conversion to Merger. The Merger Agreement provides that, if the Offer is terminated by Offeror as a result of a failure of the conditions of the Offer to be satisfied, Parent and Offeror shall have the right, but not the obligation, to notify the Company that it or they desire, subject to the prior written approval of the Board of Directors of the Company, to seek approval of the Company's stockholders for the Merger pursuant to the Delaware Law. Unless the Company's Board of Directors determines, upon advice of counsel, that such actions would have a material adverse economic effect on the Company's stockholders, or that cooperation by the Company would constitute a breach of fiduciary duty by the Company's Board of Directors, the Company shall take all necessary actions to obtain stockholder approval and to accomplish the Merger (the "Subsequent Merger"), except as otherwise required by the fiduciary duties of the Company's Board of Directors. In such case, in addition to the conditions to the Merger set forth above, the Subsequent Merger will also be subject to the following conditions:

     - The representations and warranties of the Company contained in the Merger Agreement shall have been true and correct in all material respects when made;

     - There shall not have occurred, after February 24, 1998, any event, condition or state of facts, which has resulted, or is reasonably likely to result, in (i) a Company Material Adverse Effect or (ii) a material adverse effect on the ability of Parent, Offeror or Merger Sub to consummate the Merger;

     - All Options shall have been exercised, cancelled or terminated prior to or concurrently with the Effective Time; and

     - There shall not be pending or threatened any action, proceeding or investigation by any court or governmental or regulatory authority or body (i) challenging or seeking damages in connection with the Subsequent Merger, (ii) seeking to require the divestiture by Parent, Offeror or the Company or any of their respective affiliates of Shares or any business, asset or property of Parent or the Company or any of their respective affiliates, or (iii) seeking to restrain or prohibit the consummation of the Subsequent Merger or otherwise limit the right of Parent or its subsidiaries to transact business with the Company or otherwise own or operate in the current manner all or any portion of the businesses or assets of the Company or its subsidiaries, which, in either case, is reasonably likely to have a Company Material Adverse Effect prior to or after the Effective Time, or to subject the Company, Parent, Offeror, Merger Sub or any of their respective subsidiaries or any of their respective officers or directors to substantial penalties or criminal liability.

     Schedule 14D-9. In the Merger Agreement, the Company has agreed that simultaneously with, or as promptly as possible after, the commencement of the Offer, it will file with the Commission and promptly mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board of Directors that the Company's stockholders accept the Offer, tender their Shares thereunder to Offeror and, if required by applicable law, approve the Merger; provided, that such recommendation may be withdrawn or modified to the extent the Board of Directors determines to do so in the exercise of its fiduciary duties, based upon the advice of counsel.

     Directors. The Merger Agreement provides that promptly upon the payment by Offeror or any of Parent's direct or indirect subsidiaries pursuant to the Offer for such number of Shares which represents at least a majority of the outstanding Shares, and from time to time thereafter, Offeror shall be entitled to designate members of the Board of Directors such that Offeror, subject to the provisions of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will have a number of representatives on the Board of Directors, rounded up to the next whole number, equal to the product obtained by multiplying nine by the percentage of Shares beneficially owned by Parent and any of its subsidiaries. The Company has agreed, upon the request of Offeror, to promptly increase the size of the Board of Directors as permitted in accordance with the Certificate of Incorporation of the Company and/or use its best efforts to secure the resignations of such number of directors as is necessary to enable Offeror's designees to be elected to the Board of Directors and has agreed to use its best efforts to cause Offeror's designees to be so elected. The Company has agreed, at the request of Offeror and at its expense, to take all actions necessary to effect any such election, including the mailing to its stockholders of the information required by Section 14(f) of the

Exchange Act and Rule 14f-1 promulgated thereunder, in form and substance reasonably satisfactory to Offeror and its counsel.

     Rights Agreement. In the Merger Agreement, the Company agreed to take, by March 1, 1998, all action necessary to render the Rights Agreement dated February 15, 1996 between the Company and The First National Bank of Boston (the "Rights Agreement") inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby or therein.

     Representations and Warranties of the Company. In the Merger Agreement, the Company has made customary representations and warranties to Parent, Offeror and Merger Sub, including, but not limited to, representations and warranties relating to the Company's organization and qualification, the Company's subsidiaries, the Company's capitalization and authority to enter into the Merger Agreement and carry out the related transactions, the Company's Commission filings and financial statements, the absence of certain material adverse changes or events since December 31, 1997, required consents and approvals, litigation, the material liabilities of the Company and its subsidiaries, environmental matters relating to the Company and its subsidiaries, the Company's employee benefit plans, labor matters, the documents to be supplied by the Company relating to the Offer, trademarks, patents and other intellectual property, taxes, arrangements with financial advisors, the absence of product liability claims, related party transactions, and the Rights Agreement.

     Representations and Warranties of Parent, Offeror and Merger Sub. Parent, Offeror and Merger Sub have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to Parent's, Offeror's and Merger Sub's organization and qualification, their authority to enter into the Merger Agreement and carry out the related transactions, the documents to be supplied by them related to the Offer, the availability of sufficient funds to consummate the Offer and the applicability of certain margin rules.

     Conduct of the Business by the Company. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, unless Offeror shall otherwise have agreed in writing or as otherwise contemplated by the Merger Agreement, the Company will, (i) carry on the business of the Company and its subsidiaries only in, and will maintain their facilities in, the ordinary course of business and consistent with past practice, (ii) use its reasonable efforts, and shall cause its subsidiaries to use reasonable efforts, to preserve intact their respective business organizations and goodwill, keep available the services of their current officers and employees as a group and maintain satisfactory relationships with customers, suppliers, distributors and others having business dealings with them, (iii) confer on a regular and frequent basis with representatives of Offeror and Merger Sub to report operational matters and the general status of ongoing operations, (iv) not take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in the Merger Agreement untrue at any time prior to the Effective Time, and (v) notify Offeror and Merger Sub of any emergency or other change in the normal course of the Company's or any of its subsidiaries' business or in the operation of the Company's or the subsidiaries' properties and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing would have a Company Material Adverse Effect or would materially adversely affect any party's ability to consummate the transactions contemplated by the Merger Agreement.

     The Company has also agreed pursuant to the Merger Agreement that, prior to the Effective Time, it will not directly or indirectly do or permit to occur any of the following: (i) issue, sell, pledge, dispose of or encumber (or permit any of its subsidiaries to issue, sell, pledge, dispose of or encumber) any shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of any capital stock of the Company or any of its subsidiaries (other than shares issuable upon exercise of the outstanding (as of the date of the Merger Agreement) Options or rights to purchase Shares pursuant to the Company's Employee Stock Purchase Plan, in each case in accordance with their terms in effect on the date of the Merger Agreement); (ii) amend or propose to amend the Certificate or Articles of Incorporation or Bylaws of the Company or any of its subsidiaries; (iii) split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Shares;

(iv) redeem, purchase or acquire or offer to acquire (or permit any of its subsidiaries to redeem, purchase or acquire or offer to acquire) any Shares or other securities of the Company or any of its subsidiaries other than as contemplated by the Merger Agreement and other than the repurchase by the Company, pursuant to existing agreements, of any outstanding Shares upon termination of any employment, director or consulting relationship with the Company; or (v) enter into or modify any agreement, commitment or arrangement with respect to any of the foregoing.

     Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries shall: (i) sell, pledge, lease, dispose of or encumber any material assets other than in the ordinary course of business consistent with past practice; (ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or enterprise or material assets thereof; (iii) incur any indebtedness for borrowed money or issue any debt securities except for borrowings in the ordinary course of business and consistent with past practice; (iv) guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than a subsidiary of the Company or the Company) except in the ordinary course of business consistent with past practice and in amounts immaterial to the Company; or (v) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing.

     In addition, pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries shall: (i) enter into or modify any employment, severance or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers or directors; (ii) in the case of employees who are not officers or directors, take any action other than in the ordinary course of business consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits in effect on the date of the Merger Agreement; or (iii) adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any employee.

     In addition, the Company has agreed that it will not, (i) except to the extent required by fiduciary duties under applicable law and as advised by counsel, call any meeting (other than as contemplated by the Merger Agreement) of its stockholders or waive or modify any provision of, or terminate any, confidentiality or standstill agreement entered into by the Company with any person; or (ii) except as expressly contemplated in the Merger Agreement, modify or accelerate the exercisability of any options, rights or warrants presently outstanding, and shall not amend, change or waive (or exempt any person from the effect of) the Rights Agreement, except in the exercise of the fiduciary duties of the Company's Board of Directors.

     The Company has also agreed that neither it nor any of its subsidiaries will (i) adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization; or (ii) make any material tax election or settle or compromise any material federal, state, local or foreign tax liability, except in the ordinary course of business consistent with past practice. In addition, the Merger Agreement also requires the Company to use its best efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

     Acquisition Proposals. The Company has agreed in the Merger Agreement that from the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement, the Company will not, directly or indirectly, through any of its affiliates, officers, directors or agents, or otherwise, solicit, initiate or encourage any proposals or offers from any other person other than Parent or its affiliates relating to any possible acquisition of the Company or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets, or otherwise), or engage in any sale of any equity interest in or substantial assets of the Company or any of its subsidiaries (other than pursuant to the exercise of options or warrants outstanding on the date of the Merger Agreement) to a third party (an "Alternative Acquisition"), nor will the Company participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate with, facilitate or encourage any effort or attempt by any person to do or seek, an Alternative

Acquisition. However, the Company may participate in negotiations with or furnish information to a third party in response to a written proposal if the Company notifies Parent in writing of the receipt of such proposal and if the Board of Directors reasonably believes, upon the advice of independent counsel, that the failure to do so would constitute a breach of its fiduciary duties. In the event such a proposal is determined by the Board of Directors based on the advice of the Company's outside financial advisors to be on terms financially superior to its stockholders as compared with the Offer and the Merger (a "Bona Fide Offer"), the Company may terminate the Merger Agreement upon payment of the Termination Fee (as hereinafter defined).

     Indemnification. Parent has agreed in the Merger Agreement to cause the Surviving Corporation to maintain, for six years from the date Parent, Offeror and Merger Sub together acquire a majority of the Shares, all rights to indemnification existing in favor of the directors, officers, employees and agents of the Company pursuant to the Company's Bylaws at or prior to the Effective Time, unless required by law. Parent has also agreed in the Merger Agreement to cause the Surviving Corporation, to use its reasonable best efforts to maintain in full force and effect for a period of six years from the Effective Time, if available, directors' and officers' liability insurance, containing terms and provisions comparable to the terms and provisions of the current policy maintained by the Company, for the benefit of existing and former officers, directors, employees and agents of the Company, but only to the extent obtainable at a cost not more than 20% greater than that incurred by the Company on the date of the Merger Agreement (the "Insurance Cap"). If such premiums for insurance would at any time exceed the Insurance Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation's good faith determination, provide the maximum coverage available at a premium equal to the Insurance Cap.

     Employee Stock Purchase Plan. Pursuant to the Merger Agreement, the Company has agreed to take such actions, on or before the Effective Time, as are necessary to terminate the Company's Employee Stock Purchase Plan. After such termination, any employee who is a participant in the Company's Employee Stock Purchase Plan will not be permitted to continue to have the Company withhold any monies for investment in such plan and each such employee will be permitted to elect to receive withheld cash or purchase Shares in accordance with the terms of such plan.

     Employment Agreements. In addition, Parent has agreed that it will cause the Company to honor without modification (except to the extent modified by the mutual agreement of the parties) all employment agreements and severance agreements in effect prior to the date of the Merger Agreement between the Company and any employee of the Company, all of which the Company has represented to have been disclosed in writing to Parent prior to the date of the Merger Agreement.

     Termination. The Merger Agreement provides that it may be terminated at any time prior to the consummation of the Offer or, if the Offer has been terminated and converted to a Subsequent Merger, the effectiveness of such Subsequent Merger, (a) by mutual consent of the Boards of Directors of Parent and the Company, (b) by either Offeror or the Company if the Offer shall not have been consummated on or before May 31, 1998 or a Subsequent Merger shall not have occurred by September 30, 1998; provided, however, that a party shall not be entitled to terminate the Merger Agreement pursuant to such provision if such party is in material breach of its obligations under the Merger Agreement, (c) by Offeror if the Board of Directors of the Company shall have withdrawn or adversely modified either its recommendation of the Offer or the Merger, provided that a finding by the Company's Board of Directors that an Alternative Acquisition may be superior from a financial point of view shall not be deemed a withdrawal or adverse modification of its recommendation unless such finding is publicly stated or otherwise disseminated, (d) by Offeror prior to the purchase of Shares pursuant to the Offer in the event that the conditions to the Offer set forth in the Merger Agreement shall not have been satisfied, or (e) by the Company if (i) the Offer shall not have commenced substantially in accordance with the terms of the Merger Agreement; (ii) the Offer shall have expired or been terminated without any Shares having been purchased thereunder, or (iii) a tender offer for Shares is commenced by a person or entity, or the Company receives an offer for an Alternative Acquisition, in the case of any of which the Company's Board of Directors determines, in the exercise of its fiduciary duties and subject to compliance with the Merger Agreement, makes necessary or advisable the termination of the Merger Agreement; provided that the provisions of the Merger Agreement relating to the reimbursement of expenses and allowing Parent to make proposals in response to third-party offers shall survive termination of the Merger Agreement pursuant to such provision. If the Merger Agreement is terminated (a) the Merger Agreement will become void and there will be no liability or further obligation on the part of Parent, Offeror, Merger Sub or the Company (except as described below) or their respective stockholders, officers or directors, except for expense reimbursement, the Termination Fee, confidentiality and standstill obligations of the parties and (b) Offeror and Merger Sub shall terminate the Offer, if still pending, without purchasing any Shares thereunder.

     Termination Fees. The Company has agreed in the Merger Agreement that if the Merger Agreement is terminated (a) by the Company pursuant to the provision described in clause (e)(iii) of the preceding paragraph or because it has received a Bona Fide Offer, (b) by Offeror because the Company's Board of Directors has withdrawn or adversely modified its recommendation in favor of the Offer and the Merger, or (c) pursuant to the Merger Agreement's terms for any reason other than a material breach of the Merger Agreement by Parent or Merger Sub and, in case of a termination described in the foregoing clause (c) within six months thereafter either (x) a definitive agreement is entered into between the Company and any person other than Offeror or any affiliate of Offeror for the acquisition of all or substantially all of the assets or a majority of the capital stock of the Company, or for a merger, consolidation or other reorganization of the Company at a price equivalent to a price per Share in excess of $24.00, or (y) any person or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) other than Offeror or any affiliate of Offeror acquires by way of a public tender offer beneficial ownership of 50% or more of the outstanding Shares at a price per Share in excess of $24.00, then the Company shall pay to Parent upon demand the amount of $12.6 million (the "Termination Fee") to compensate Parent, Offeror and Merger Sub for taking actions to consummate the Merger Agreement, to reimburse them for the time and expense relating thereto and for other direct or indirect costs in connection with the transactions contemplated by the Merger Agreement. In the event that the Company fails to pay the Termination Fee promptly when due, the Company has agreed to pay to Parent all costs and expenses (including attorneys' fees and expenses) incurred by Parent in connection with the collection of the Termination Fee, together with interest from the date the Termination Fee was due until such time as payment is received by the Parent at the lesser of 10% per annum or the maximum rate permitted by law.

     Limitation on Liability. The Merger Agreement further provides that in the event of a material breach of the representations and warranties contained in the Merger Agreement by either Parent, Offeror or Merger Sub, on the one hand, and the Company, on the other hand, the breaching party's liability for any damages incurred by the nonbreaching party shall not exceed $12.6 million.

     (2) As a condition and inducement to entering into the Merger Agreement, the Parent requested that the Company enter into the consulting agreements described in Item 3(b)(i)(9) above with the Company's executive officers. The consulting agreements become effective upon consummation of the Offer. The form of consulting agreement is filed as Exhibit 99.4 hereto and incorporated herein by reference.

     (3) See Item 3(b)(i)(11) above for a description of certain proposed arrangements between the Surviving Corporation and the executive officers of the Company following the acquisition.

4. THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION. On February 22, 1998, the Board voted to recommend acceptance of the Offer by the holders of Shares and of the Merger Agreement and authorization of the Merger by the stockholders of the Company. The Board (i) approved the Offer, the purchase of Shares pursuant to the Offer and the Merger in accordance with Section 203 of the Delaware Law and (ii) approved an amendment to the Rights Agreement to provide that any person that acquires Shares pursuant to the Merger Agreement will not be deemed to be an "Acquiring Person" as that term is defined in the Rights Agreement. The Board determined that the Offer and the Merger Agreement are in the best interests of the Company and its stockholders.

     The press release announcing the Board's recommendation is filed as Exhibit
99.1 hereto, and is incorporated herein by reference.

     (b) BACKGROUND. The Company is engaged in lines of business similar or complimentary to those of Parent and its affiliates. Accordingly, the Company has followed the business activities of Parent and its subsidiaries for some time. In addition, from time to time, the Company has sold products to Parent and its subsidiaries in the ordinary course of business.

     On January 9, 1998, representatives of Parent met with representatives of the Company in Atlanta, Georgia to discuss a possible technology joint venture relationship. Parent and the Company concluded that they were interested in pursuing a joint technology program. The parties did not discuss a possible acquisition of the Company by Parent at that time.

     On January 13, 1998, Dr. George W. Sarney, President and Chief Operating Officer of the Siebe Control Systems division of Parent, contacted Roy H. Slavin, Chairman of the Board, Chief Executive Officer and President of the Company, to schedule a meeting between Dr. Sarney, Mr. Slavin and Allen M. Yurko, Managing Director and Chief Executive Officer of Parent, in San Francisco, California on January 20, 1998, a date on which all of them would be in San Francisco attending a trade seminar. Dr. Sarney did not inform Mr. Slavin that the purpose of the meeting was to discuss a possible acquisition of the Company by Parent.

     On January 20, 1998, Mr. Yurko, Dr. Sarney and Mr. Slavin met in San Francisco. At this meeting, Mr. Yurko expressed his view that there could be significant benefits associated with a business combination between Parent and the Company. Mr. Yurko indicated that Parent was willing to consider a possible acquisition of the Company at a purchase price as high as a 50% premium to the then current market price for the Shares (the closing sale price for the Shares on January 16, 1998, the last full day of trading prior to the January 20, 1998 meeting, was $13.75). Mr. Slavin then discussed in general terms the current status of the Company's business affairs, future prospects and opportunities for growth. Mr. Slavin stated that the Company's financial results for the fiscal year ended December 31, 1997 would be released shortly and the parties concluded that any further discussions regarding a possible acquisition should not be pursued until those year-end financial results of the Company were released. The Company released its 1997 fiscal year-end financial results to the public on January 26, 1998.

     On February 3, 1998, Dr. Sarney contacted Mr. Slavin and informed him that Parent continued to be interested in pursuing a business combination with the Company and that Parent was willing to consider a purchase price with respect to a possible acquisition of the entire Company at $22.00 per Share, subject to increase should the Company demonstrate additional value. Mr. Slavin advised Dr. Sarney that the Company would consider the merits of an acquisition of the Company at such a price level in due course.

     On February 11, 1998, Mr. Slavin contacted Dr. Sarney to schedule in-person meetings between representatives of Parent and the Company so that Parent could conduct preliminary due diligence and the parties could further discuss the possibility and terms of a business combination transaction. A meeting was scheduled for February 18, 1998 in Irvine, California. During the telephone conversation on February 11, 1998, Dr. Sarney reiterated Parent's willingness to consider a possible acquisition of the Company at a purchase price of $22.00 and up to $24.00 per share, depending on the results of Parent's due diligence review of the Company. Shortly thereafter, the Company provided Parent with certain public financial and other information concerning the Company and, in response to a request by Dr. Sarney, representatives of senior management of the Company (Messrs. Slavin and Auriemma) delivered to Parent preliminary views on possible post-combination compensation for senior management of the Company.

     Parent and the Company executed the Confidentiality Agreement effective as of February 17, 1998. See Item 3(b)(ii)(1) above for a description of the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit
99.6 hereto and incorporated herein by reference.

     On February 18, 1998, representatives of the parties met to discuss a potential business combination transaction and Parent commenced a limited business review of the Company. Following that review of the Company, Parent proposed a purchase price of $23.00 per share. Mr. Slavin informed Parent that he believed $23.00 was not likely to be acceptable to the Company's Board of Directors but that he would discuss the offer with the Company's Board of Directors and the Company's advisors.

     On February 20, 1998, the Company's Board of Directors met with the Company's management and financial and legal advisors to review and consider the proposal from Parent. The Board of Directors determined during the meeting that it was in the best interests of the Company and its stockholders to seek to negotiate further the terms of a potential transaction. At the meeting, the Board of Directors also authorized management to engage Hambrecht & Quist LLC ("H&Q") as the Company's financial advisor with respect to a potential transaction.

     Representatives of the Company met with representatives of Parent on February 21, 1998 to negotiate the terms of a prospective merger agreement. The Company's Board of Directors met later that day to receive reports from management and the Company's legal advisors regarding the status of negotiations and reports from the Company's financial advisor on its preliminary analysis of the proposal from a financial point of view. At the meeting, the Board of Directors authorized management to continue negotiations with Parent. The representatives of the Company and of Parent continued negotiations after the meeting of the Board of Directors.

     On February 22, 1998, representatives of the Company met again with representatives of Parent to continue negotiations on the terms of a prospective merger agreement. The Company's Board of Directors met later that day to receive reports from management and the Company's legal advisors regarding the status of negotiations and the oral opinion of the Company's financial advisor that if the holders of Shares received $24.00 per Share in the Offer and the Merger, such consideration would be fair to such holders from a financial point of view. At the meeting, the Board of Directors voted unanimously to approve the Offer and the Merger and to recommend acceptance of the Offer by the holders of the Shares and authorization of the Merger by the stockholders of the Company provided that the Offer was at a price per Share of not less than $24.00. Thereafter, after a period of intense negotiations, Parent agreed to increase its offer to $24.00 per Share, subject to the execution and delivery of a mutually satisfactory Merger Agreement, including, among other things, provisions regarding payment of a Termination Fee.

     The Merger Agreement and the consulting agreements described in Item 3(b)(i)(9) above were executed and delivered in the early morning on February 24, 1998.

     (c) REASONS FOR RECOMMENDATION. Prior to reaching its conclusions, the Board received presentations from, and reviewed the Offer with, the financial and legal advisors to the Company. In reaching its conclusions with respect to the Offer, the Board principally considered the following factors:

          (i) The per Share price of $24.00 represents a significant premium over recent and historical market prices for the Shares. On February 23, 1998, the last trading day before announcement of the Merger Agreement and the Offer, the closing price of the Common Stock on the Nasdaq National Market was $16.00 per Share.

          (ii) Based upon the directors' familiarity with the Company's business, short-term and long-term prospects, financial condition, results of operation, current business strategy, and the nature of its industry position, as well as current economic and market conditions, the directors' recognition that the near-term trading price for the Shares, if neither the Merger Agreement with the Offeror nor any similar transaction were consummated, might be significantly lower than $24.00, and the advice of the Company's management and financial advisor, the Board believes that the Offer and the Merger reflect the best alternative currently available to the Company. In this connection, the Board took into account the speculative nature of any effort to predict the Company's operating performance over the next several years.

          (iii) The Offer is not contingent on obtaining financing and contains no other terms or conditions that, in the view of the Board, could materially impair the consummation of the Offer or the Merger.

          (iv) The fact that, to the extent the Board receives an unsolicited written offer with respect to a merger, consolidation or sale of all or substantially all of the Company's assets or an unsolicited tender or exchange offer for the Shares is commenced, which the Board determines, based upon the written opinion of its financial advisors, to be on terms financially superior to the Company's stockholders as compared with the Offer and the Merger, the Board may amend or withdraw its recommendation or pursue a transaction with respect to such an unsolicited offer (subject to payment of the Termination Fee to the Offeror) without breaching the Merger Agreement.

          (v) The presentation of H&Q to the Board at the February 22, 1998 meeting and the oral opinion of H&Q to the effect that, as of February 22, 1998, the $24.00 in cash per Share to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. H&Q delivered a written opinion to the Board confirming its oral opinion, which set forth the respective assumptions made, matters considered and limits of its review. A copy of the H&Q opinion is filed as
     Exhibit 99.8 hereto and is incorporated herein by reference. Stockholders are urged to read the H&Q opinion in its entirety. H&Q will receive certain fees in connection with its engagement by the Company. See Item 5.

     (d) OPINION OF THE FINANCIAL ADVISOR. As noted above, on February 22, 1998, H&Q presented its fairness opinion to the Company's Board of Directors. H&Q's opinion was based upon various analyses performed by H&Q, which included: a review of the Company's historical and projected income statements, balance sheets and cash flow statements; a review of the Company's common stock price performance relative to certain equity indices; an analysis of the Company's historical trading volume at various price levels; an analysis of implied value based on comparable publicly traded software companies; an analysis of implied value based on merger and acquisition transactions involving public software companies; and an analysis of potential future share prices for the Company.

     In its analysis of the implied value of the Company based on comparable publicly traded software companies, H&Q derived per share implied values in a range from $11.01 to $16.07. The implied values were calculated by applying relevant comparable company multiples to the Company's latest twelve months ("LTM") revenues, LTM earnings before interest and taxes ("EBIT"), LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"), LTM net income and 1998 estimated net income.

     In its analysis of the implied value of the Company based on merger and acquisition transactions involving public software companies, H&Q derived per share implied values in a range from $14.92 to $29.27. The implied values were calculated by applying relevant comparable transaction multiples to the Company's LTM revenues, LTM EBIT, LTM EBITDA and LTM net income. H&Q also compared the premiums paid in comparable transactions to the premiums offered over the Company's closing share prices one day and twenty-eight days prior to the expected announcement date.

     In its analysis of the implied value of the Company based on potential future share prices, H&Q derived per share implied values in a range from $18.72 to $24.30 per share. The potential future share prices were calculated by applying a range of forward price to earnings multiples to a range of 1999 earnings per share scenarios. A range of discount rates were used to determine the present values of the potential future share prices.

     In arriving at its opinion as to the fairness of the Offer, H&Q did not rely exclusively upon any of the foregoing analyses, but instead carefully considered each and applied its judgment based upon, among other things, the data presented above.

5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Board's financial advisor in connection with the Offer and other matters arising in connection therewith is H&Q.

     Pursuant to an engagement letter dated February 19, 1998, the Company has agreed to pay H&Q a fee in connection with its services as financial advisor to the Board and the rendering of a fairness opinion. The Company paid a fee of $50,000 to H&Q upon the signing of the engagement letter. Under the engagement letter, H&Q will also be eligible to receive additional compensation equal to 0.5% of the value of the transaction in the event the Company effects a sale of the Company. The Company also has agreed to reimburse H&Q for its reasonable out-of-pocket expenses, including fees and expenses of counsel, and to indemnify H&Q against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of H&Q's engagement as financial advisor.

     H&Q is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Board selected H&Q to act as its financial advisor in connection with the Offer on the basis of its experience in advising companies in connection with similar offers.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of the Common Stock on its behalf concerning the Offer.

6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except for the option grants described in Item 3(b)(i)(8) above and Mr. Kissling's agreement described in Item 3(b)(i)(10) above, to the best of the Company's knowledge, no transactions in Shares have been effected during the last 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) The Company has no knowledge whether its affiliates currently intend to tender any Shares in response to the Offer. The Company anticipates that its directors, officers and other option holders will either exercise in-the-money options or surrender them for cash in accordance with the Merger Agreement.

7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as indicated above in connection with the Offer, no activities, discussions or negotiations are underway or being undertaken by the Company which relate to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for, or other acquisition of, securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) None.

8. ADDITIONAL INFORMATION TO BE FURNISHED

     None.

9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT                           DESCRIPTION
-------                           -----------
 99.1     Joint Press Release issued by the Company and Siebe, dated
          February 24, 1998.
 99.2     Notice of Annual Meeting and Proxy Statement of the Company
          issued in connection with the Company's 1997 Annual Meeting of Stockholders held on May 12, 1997.(1)
 99.3     Employment Agreement, dated November 28, 1995, between the
          Company and Roy H. Slavin.(2)
 99.4     Form of Consulting Agreement, dated February 24, 1998,
          entered into between the Company and each of the Company's executive officers (Messrs. Slavin, Auriemma, Cowan and
          Kissling and Ms. Stowe).(3)
 99.5     Internal Revenue Code Section 280G Cut Back Agreement dated
          February 24, 1998, between Jeffrey L. Kissling and the
          Company.
 99.6     Confidentiality Agreement, dated February 17, 1998, between the Company and Parent.
 99.7     Agreement and Plan of Merger, dated February 24, 1998, among the Company, Parent, Offeror and Merger Sub.
 99.8     Opinion Letter of Hambrecht & Quist LLC, dated February 22,
          1998.

---------------

(1) Incorporated by reference to the Company's definitive proxy materials filed with the Commission on April 7, 1997 pursuant to Rule 14a-6 under the Exchange Act in connection with the Company's 1997 Annual Meeting of Stockholders. With respect thereto, copies of relevant portions of pages 9-17, set forth under the caption "Executive Compensation," "Stock Option Grants and Exercises," Employment Agreements," "Compensation Committee Report," "Option Repricing Information" and "Certain Transactions" are submitted with this Schedule as part of Exhibit 99.2.

(2) Filed as Exhibit 10.14 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

(3) The first sentence of Section 2(a) of the Consulting Agreement for Mr. Kissling contains the following additional language "plus an initial fee upon consummation of the Offer of $60,000."

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          WONDERWARE CORPORATION

                                          /s/ ROY H. SLAVIN
                                          --------------------------------------
                                          Roy H. Slavin
                                          Chairman of the Board, President and
                                          Chief Executive Officer
Date: March 2, 1998

                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION
-------                           -----------
 99.1     Joint Press Release issued by the Company and Siebe, dated
          February 24, 1998.
 99.2     Notice of Annual Meeting and Proxy Statement of the Company
          issued in connection with the Company's 1997 Annual Meeting of Stockholders held on May 12, 1997.(1)
 99.3     Employment Agreement, dated November 28, 1995, between the
          Company and Roy H. Slavin.(2)
 99.4     Form of Consulting Agreement, dated February 24, 1998,
          entered into between the Company and each of the Company's executive officers (Messrs. Slavin, Auriemma, Cowan and
          Kissling and Ms. Stowe).(3)
 99.5     Internal Revenue Code Section 280G Cut Back Agreement dated
          February 24, 1998, between Jeffrey L. Kissling and the
          Company.
 99.6     Confidentiality Agreement, dated February 17, 1998, between the Company and Parent.
 99.7     Agreement and Plan of Merger, dated February 24, 1998, among the Company, Parent, Offeror and Merger Sub.
 99.8     Opinion Letter of Hambrecht & Quist LLC, dated February 22,
          1998.

---------------

(1) Incorporated by reference to the Company's definitive proxy materials filed with the Commission on April 7, 1997 pursuant to Rule 14a-6 under the Exchange Act in connection with the Company's 1997 Annual Meeting of Stockholders. With respect thereto, copies of relevant portions of pages 9-17, set forth under the caption "Executive Compensation," "Stock Option Grants and Exercises," Employment Agreements," "Compensation Committee Report," "Option Repricing Information" and "Certain Transactions" are submitted with this Schedule as part of Exhibit 99.2.

(2) Filed as Exhibit 10.14 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

(3) The first sentence of Section 2(a) of the Consulting Agreement for Mr. Kissling contains the following additional language "plus an initial fee upon consummation of the Offer of $60,000."